Exhibit 99.1

To the Members

Sterlite Industries (India) Limited

ABSTRACT UNDER SECTION 302 OF THE COMPANIES ACT, 1956

The Board of Directors (Board) of Sterlite Industries (India) Ltd (the ‘Company’), at their meeting held on January 29, 2013, re-appointed Mr. Din Dayal Jalan as Whole-Time Director with effect from December 24, 2012 till September 30, 2014, on terms and conditions, including remuneration, as recommended by the Nomination, Governance & Remuneration Committee of the Board. This re-appointment will be subject to the approval of the shareholders in the forthcoming Annual General Meeting of the Company.

Mr. Din Dayal Jalan, aged 56 years, is fellow member of Institute of Chartered Accountants of India. He is the CFO of Vedanta Resources Plc, a FTSE 100 company and a Director of the Company. Mr. Jalan has over 34 years’ experience in Finance, Accounts, Audit, Taxation, Secretarial and Legal besides profit center responsibility of independent business.

He has worked in leadership position in other Companies engaged in Engineering, Mining and Non Ferrous Sector.

As required under Section 302 of the Companies Act, 1956 (the Act), an abstract of the main terms and conditions of his appointment together with the memorandum of concern or interest, is given below:

I	Period of re-appointment	:	From December 24, 2012 to September 30, 2014. Mr. Din Dayal Jalan shall not be subject to retirement by rotation during his tenure as Whole-Time Director.

II	Designation	:	Whole-Time Director

III	Powers & Responsibilities	:	Mr. Din Dayal Jalan will exercise such powers and duties as may be entrusted by the Board from time to time.

IV	Remuneration

(a)	Basic Salary	:

In the range of Rs. 7 lacs – Rs. 12 lacs per month.

(With such annual/special increments within the aforesaid range as may be decided by the Board or any Committee thereof, in its absolute discretion from time to time).

(b)	House Rent Allowance	:	40% of the Basic Salary

(c)	Performance Incentive	:	As may be determined by the Board or its Committee thereof in each year.

(d)	Personal Allowance	:	In the range of Rs. 5 lacs – Rs. 10 lacs per month (As may be determined by the Board or its Committee thereof in each year)

(e)	Bonus	:	20% of the Basic salary in accordance with the rules of the Company.

(f)	Perquisites	:	i)	In addition to Basic salary, Bonus and performance incentives payable, Mr. Din Dayal Jalan shall also be entitled to perquisites including furnished accommodation in lieu of House Rent Allowance, medical and insurance reimbursement, leave travel concession for self and family, club fees and personal accident insurance in accordance with the rules of the Company or as may be approved by the Board of Directors or its Committee thereof

			ii)	Additional HRA as recommended by the Board or Committee from time to time be paid till he is posted in New Delhi.

(g)	Stock Option	:	Stock Option of Vedanta Resources Plc. under the Long Term Incentive Plan (LTIP) or Short Term Incentive Plan (STIP) or any other plan which may be in vogue as per policy of the Group, provided the amount of benefit is limited to an amount not exceeding 100% of the total Annual Remuneration.

Explanation:

i)	Perquisites shall be evaluated as per Income Tax Rules, wherever applicable and in the absence of any such rule, perquisites shall be evaluated at actual cost to the Company.

ii)	For the purpose of perquisites stated hereinabove, ‘family’ means the spouse, dependent children and dependent parents of the appointee.

V) Provident Fund and Superannuation Fund or Annuity Fund.

Mr. Din Dayal Jalan will also be entitled to the following as per rules of the Company or as approved by the Board of Directors:

a)	Contribution to Provident Fund and Superannuation Fund or Annuity Fund to the extent these, either singly or put together are not taxable under the Income Tax Act, 1961.

b)	Gratuity payable as per rules of the Company.

c)	Encashment of leave as per rules of the Company.

VI) Other Benefits:

a)	The Company shall provide him with car or cash in lieu thereof, expenses relating to fuel, maintenance and driver will be reimbursed on actual as per Company policy. Further the Company shall also provide telephones and other communication facility (for official business).

b)	Such other benefits as may be decided by the Board or its Committee from time to time.

c)	Mediclaim hospitalization, Credit card and Professional Body Membership Fees as per Company Rules.

The amount of Perquisites payable to Mr. Din Dayal Jalan may be decided / varied by the Board of directors or its Committee, from time to time as it may deem fit in its absolute discretion; provided that the total remuneration consisting of Salary, Perquisites and other benefits paid to Mr. Din Dayal Jalan as Whole-Time Director shall not exceed the limit stipulated in section 309 of the Act, i.e. five percent of the net profits of the Company computed in the manner laid down in section 349 of the Act.

VII) Minimum Remuneration

Notwithstanding anything to the contrary herein contained, where in any financial year during the currency of the tenure of Mr. Din Dayal Jalan, the Company has no profits or the profits are inadequate, the Company will pay remuneration by way of salary and perquisites as decided by the Board or any Committee within thereof from time to time as minimum remuneration, with the approval of the Central Government, if necessary.

VIII) Other Terms and Conditions

(i)	The terms and conditions of the said appointment may be altered and varied from time to time by the Board of Directors of the Company as it may, at its discretion deem fit, so as not to exceed the limits specified in Schedule XIII to the Companies Act, 1956 (including any statutory modification or re-enactment thereof, for the time being in force) or any amendments made thereto.

(ii)	Mr. Din Dayal Jalan shall not be paid any sitting fees for attending the meetings of the Board of Directors or Committee thereof so long as he holds the office of Whole-Time Director.

(iii)	He shall not, so long as he functions as Whole-Time Director, become interested or otherwise concerned directly or through his wife and/or children in any selling agency of the Company in future without prior approval of the Central Government.

(iv)	The agreement may be terminated by either party to the agreement by giving at least 90 days’ prior notice in writing in that behalf to the other party or 90 days salary in lieu thereof and on the expiry of the period of such notice this Agreement/s shall stand terminated

MEMORANDUM OF CONCERN OR INTEREST

Apart from Mr. Din Dayal Jalan, who would be interested in his appointment and remuneration, none of the other Directors is concerned or interested in the aforesaid appointment.

Copy of the resolution passed by the Board of Directors on January 29, 2013 may be inspected at the Registered Office of the Company between 11 AM and 1 PM on any working day except Sundays and public holidays, up to the date of the next General Meeting.

By Order of the Board
For Sterlite Industries (India) Limited

Rajiv Choubey
Company Secretary & Head Legal

Tuticorin, January 29, 2013

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